UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

WSB Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value per Share

(Title of Class of Securities)

92934C 101

(CUSIP Number)

WSB Holdings, Inc, 4201 Mitchellville Road, Bowie Md. 20716, 301-352-3120

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92934C 101

1.	Names of Reporting Persons Michael J. Sullivan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 391,154

	8.	Shared Voting Power 9,000

	9.	Sole Dispositive Power 391,154

	10.	Shared Dispositive Power 9,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 400,154

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of WSB Holdings, Inc., a Delaware Corporation, (the “Company”). The principal executive offices of the Company are located at 4201 Mitchellville Road, Bowie, Maryland  20716.

Item 2.	Identity and Background

(a)-(c) This statement is being filed by Michael J. Sullivan, an individual. The principal office address of Mr. Sullivan is c/o Cherrywood Development, LLC, 3680 Leonardtown Rd, Suite 101, Waldorf, Maryland 20601, where he serves as a principal of the residential development company.

(d) None

(e) None

(f) Mr. Sullivan is a US citizen.

Item 3.	Source and Amount of Funds or Other Consideration
The total amount of funds required to acquire the Common Stock described in Item 5(c) was approximately $200,000. All funds with respect of such transactions were personal funds.

Item 4.	Purpose of Transaction

Mr. Sullivan acquired the 391,154 shares over which he has sole voting and investment power either through stock option exercises, which at the time the exercise price was lower than the market price, or in open market or private transactions because, in his opinion, such shares were undervalued by the market at the time they were acquired.  The shares held indirectly were purchased purely for investment by Mr. Sullivan’s wife both on her own behalf and as a gift for their children.  Consistent with his investment purposes, Mr. Sullivan may further purchase, hold, vote, trade, dispose of or otherwise deal in the Common Stock at times, and in such manner, as he deems advisable, in compliance with applicable law including insider trading prohibitions.  Any acquisition or disposition of the Common Stock, or short sales or other hedging transaction with respect to the Common Stock, by Mr. Sullivan may be effected through open market or privately negotiated transactions, the exercise of stock options or otherwise.  Except as set forth herein, Mr. Sullivan does not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)   Mr. Sullivan is the direct beneficial owner of 391,154 shares of common stock, which includes 19,500 stock options and the indirect owner of 9,000 shares of common stock. Based upon the 7,896,232 shares of common stock outstanding as of August 2, 2010, as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, the number of beneficially owned by Mr. Sullivan represent approximately 5.1% of the Common Stock.

(b)      Mr. Sullivan has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of 391,154 shares of Common Stock beneficially owned by him. He also has  shared voting power over 3,000 shares owned by his wife, Laura Blair Sullivan, 3,000 shares owned by his wife in C/F their child Shannon K. Sullivan and 3,000 shares owned by their child Lauren Blair Sullivan.  Mrs. Sullivan is not currently employed and both children are students. Mrs. Sullivan and the children currently reside at 13500 Mt Victoria Place, Mt Victoria, Maryland 20661, all are U.S. citizens, and none of the information in Items 2(d) or (e) of Schedule 13D are applicable to such persons.

(c)      During the last 60 days Mr. Sullivan purchased 100,000 shares of Common Stock in a private transaction on August 31, 2010 at $2.00 per share.

(d)   Except as stated elsewhere in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Mr. Sullivan.

(e)      None

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Sullivan serves as the Chair of the Audit committee of the board of directors of the Company and has served as a director of the Company since its inception.  Other than set forth above, Mr. Sullivan does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

09/09/10
Date
/s/ Michael J. Sullivan
Signature
Michael J. Sullivan, Director
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).